UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                   SEC File Number:  0-29798

                                                   CUSIP Number:  204795 30 6

(Check one:)

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D
[ ] Form N-SAR [ ] Form N-CSR

         For Period Ended: December 31, 2006

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended: Not applicable
                                          --------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
                                                        --------------

PART I - REGISTRANT INFORMATION

                              CompuDyne Corporation
                            -------------------------
                             Full Name of Registrant

                                 Not applicable
                            -------------------------
                            Former Name if Applicable

                            2530 Riva Road, Suite 201
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                            Annapolis, Maryland 21401
                            -------------------------
                            City, State and Zip Code


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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on From 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

         The Company cannot timely file its Annual Report on Form 10-K for the year ended December 31, 2006 due to reasons that could not be eliminated without unreasonable effort or expense. Due to the requirements of preparing a step II analysis for an impairment of goodwill at our Public Safety & Justice segment, the Company needs additional time to finalize its Form 10-K in order to ensure a complete and accurate Form 10-K. The Company intends to file its Form 10-K no later than fifteen calendar days following the prescribed due date.

PART IV - OTHER INFORMATION

         (l) Name and telephone number of person to contact in regard to this notification

               Geoffrey F. Feidelberg                (410) 224-4415
             --------------------------        --------------------------
                      (Name)                 (Area code) (Telephone Number)





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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  [X]  Yes [  ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [X]  Yes [  ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Due to the $16.1 million impairment charge announced on our press release dated March 20, 2007 and filed as Exhibit 99.1 to our 8-K filed with the Securities and Exchange Commission on March 20, 2007, the net loss for the twelve months ended December 31, 2006 will be significantly larger then the net loss for the twelve months ended December 31, 2005.

                              CompuDyne Corporation
                 ----------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    April 2, 2007                    By:      /s/ Geoffrey F. Feidelberg
     ----------------------                      -------------------------------
                                                   Geoffrey F. Feidelberg
                                                   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).





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